Filed by Bioanalytical Systems, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: PharmaKinetics Laboratories, Inc.
Commission File No.: 333-99593

Pursuant to Rule 165 and Rule 425 under the Securities Act of 1933, the following communication regarding the proposed transaction between Bioanalytical Systems, Inc. and PharmaKinetics Laboratories, Inc. is filed.

BASi has filed a registration statement on Form S-4 with the Securities and Exchange Commission that includes a preliminary information statement/prospectus relating to the proposed acquisition of PharmaKinetics Laboratories, Inc. The registration statement and preliminary information statement/prospectus may be obtained at no charge at the Commission’s website at www.sec.gov. In addition, once this registration statement is declared effective, a copy of the definitive information statement/prospectus will be mailed to holders of PharmaKinetics Laboratories, Inc. shares in connection with a special meeting of shareholders to be held to approve the proposed transaction. We urge you to read the information statement/prospectus carefully when it is available.

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On February 11, 2003, BASi issued the following press release:

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FOR MORE INFORMATION:  Michael P. Silvon
Phone 765.497.5831
silvon@bioanalytical.com
— OR —
Evan Smith / Erica Pettit
KCSA Public Relations Worldwide
212.896.1251 / 212.896.1248
esmith@kcsa.com/epettit@kcsa.com

First Quarter 2003 Revenue Increase at Bioanalytical Systems, Inc.

         WEST LAFAYETTE, IN., February 11, 2003 -- Bioanalytical Systems, Inc. (Nasdaq: BASI) today reported financial results for its first quarter of fiscal 2003 ending December 31, 2002. Revenue for the quarter increased 16% compared to the same quarter last year. BASi attributes the growth to a general strengthening in the industry among all the market segments in which the company participates.

         Revenue for the first quarter of fiscal 2003 ended December 31, 2002 was $6,974,000, compared to $6,023,000 for the first quarter of fiscal 2002 ended December 31, 2001. Net income for the first quarter of fiscal 2003 was $275,000, compared to $247,000 for the first quarter of fiscal 2002. Diluted earnings per share were $.06 for the first quarter of fiscal 2003, compared to $.05 for the same period in fiscal 2002.

         According to Peter T. Kissinger, Chairman and CEO of BASi, “We are pleased to see the beginning of an industry turnaround. We’re upbeat. We closed the purchase of LC Resources, Inc. in December, launching our West Coast bioanalytical franchise, and we expect to close on the purchase of PharmaKinetics Laboratories, Inc., a bioanalytical and early stage clinical trials lab in Baltimore, in the next three months.

         “On the instruments side, order intake for our Culex product line improved significantly over the fourth quarter of fiscal 2002. Many of those units were installed in January and will be reflected in our second quarter results. The supplies and service businesses related to Culex also improved, as did our contract research business. Construction on our Evansville expansion project is nearly complete and preclinical studies have already begun in Phase 1 of the new facility. We expect that studies will begin in Phase 2 as construction ends, in early March.”

         Kissinger concluded, “Accessing capital for growth in a somewhat disillusioned equity market has been challenging. Our results show that we have remained focused on strengthening our business. In these times we’ve learned to appreciate our long history of business pragmatism.”

Conference Call Information

         BASi will host a live conference call and listen-only Webcast to discuss first quarter 2003 results at 9:00 a.m. EST today, Tuesday, February 11, 2003. To participate in the conference call, please dial 800-275-3939 (domestic) or 1-973-321-2000 (international). Also, a live Webcast of the conference call will be available at www.bioanalytical.com.

         For those unable to participate there will be a replay available from Tuesday, February 11 at 11:00 a.m. EST, through 11:50 p.m. EST on Thursday, February 13, 2003, by dialing 877-519-4471 (domestic) or 973-341-3080 (international) and entering the pass code 559159 for both telephone numbers. In addition, a replay of the Webcast will be available at www.bioanalytical.com.

About Bioanalytical Systems, Inc.

         BASi helps many of the top 25 pharmaceutical companies make peoples’ lives better by bringing to market several billion dollars in new drugs for the treatment of central nervous system disorders, diabetes, osteoporosis, HIV and other diseases. BASi is also an industry leader in systems for monitoring in vivo biochemistry and physiology. Clients use these systems in new drug development, toxicology, and in cancer, addiction and behavioral research. Visit www.bioanalytical.com and www.culex.net for more about BASi.

         BASi has filed a registration statement on Form S-4 with the Securities and Exchange Commission that includes a preliminary information statement/prospectus relating to the proposed acquisition of PharmaKinetics Laboratories, Inc. The registration statement and preliminary information statement/prospectus may be obtained at no charge at the Commission’s website at www.sec.gov. In addition, once this registration statement is declared effective, a copy of the definitive information statement/prospectus will be mailed to holders of PharmaKinetics Laboratories, Inc. shares in connection with a special meeting of shareholders to be held to approve the proposed transaction. We urge you to read the information statement/prospectus carefully when it is available.

[PLEASE SEE NEXT PAGE FOR CONSOLIDATED STATEMENTS OF INCOME]

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

Three months ended Dec. 31 2002	Three months ended Dec. 31 2001

Service revenue	$ 4,532,000	$ 3,569,000
Product revenue	2,442,000	2,454,000
Total revenue	6,974,000	6,023,000
Cost of service revenue	3,255,000	2,620,000
Cost of product revenue	1,034,000	847,000
Total cost of revenue	4,289,000	3,467,000
Gross profit	2,685,000	2,556,000
Operating expenses:
Selling	758,000	778,000
Research and development	368,000	323,000
General and administrative	1,090,000	1,018,000
Total operating expenses	2,216,000	2,119,000
Other expenses	(43,000)	(25,000)
Earnings before income taxes	426,000	412,000
Income taxes	151,000	165,000
Net income	$ 275,000	$ 247,000
Diluted net income per common and common equivalent share	$ .06	$ .05
Diluted weighted average common and common equivalent shares outstanding	4,636,591	4,623,357
Working capital	2,545,000	2,654,000
Long-term debt, less current portion	9,638,000	3,022,000

This release contains forward-looking statements that are subject to risks and uncertainties including, but not limited to, risks and uncertainties related to the development of products and services, changes in technology, industry standards and regulatory standards, and various market and operating risks detailed in the company’s filings with the Securities and Exchange Commission.

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